FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Stock Code: 5

London: 30 July 2026 (Hong Kong: 31 July 2026)

DISCLOSABLE TRANSACTION

HSBC TO SELL ITS AUD36 BILLION AUSTRALIAN HOME AND PERSONAL LOAN PORTFOLIO TO BLACKSTONE

● Following a strategic review, HSBC Group has agreed to sell its portfolio of Australian home loans and personal loans to Virgo BidCo Pty Ltd, an entity wholly owned by funds managed by affiliates of Blackstone.
● Closing is expected to occur in the first half of 2027, subject to various conditions including regulatory and competition approval.
● The Disposal is expected to generate an immaterial loss for the HSBC Group.
● The remainder of HSBC Australia's retail business will be wound down in a phased manner over the next 18 months. Following this, HSBC Australia's Corporate and Institutional Banking, Asset Management and Private Banking businesses in Australia will be consolidated into The Hongkong and Shanghai Banking Corporation Limited Sydney
       Branch, simplifying HSBC's entity footprint. HSBC expects to incur US$0.3 billion in associated restructuring costs and write-offs.
● Following the Disposal and associated wind-down actions, HSBC then expects to recycle an estimated US$0.3 billion[1] of foreign currency translation reserve losses to the income statement. HSBC continues to invest in and grow its Corporate and Institutional Banking franchise across Australia and New Zealand, supporting the banking needs of corporate and institutional clients, as well as its Private Banking and Asset Management businesses.

THE DISPOSAL

HSBC Holdings plc ("HSBC Holdings") announces that its indirect, wholly-owned subsidiary, HSBC Bank Australia Limited ("HSBC Australia"), entered into an agreement (the "Asset Sale and Purchase Agreement") on 31 July 2026 (Sydney time and after trading hours on the London Stock Exchange on 30 July 2026), pursuant to which Virgo BidCo Pty Ltd (the "Purchaser"), which is wholly-owned by funds managed by affiliates of Blackstone Inc. ("Blackstone"), has agreed to acquire a portfolio of Australian home loans and personal loans extended by HSBC Australia (the "Portfolio").

The Portfolio has a total book value of approximately AUD36 billion (US$25 billion[2]), as of 31 March 2026. Pepper Money Limited (the "Servicer") will act as the servicer of the Portfolio for the ongoing administration and management of the loans following completion of the Disposal.

Consideration

The total consideration for the sale of the Portfolio (the "Disposal") is equal to (i) a base amount of AUD36 billion (US$25 billion[2]) (based on the Portfolio as of 31 January 2026), plus (ii) an amount to reflect originations in the Portfolio from 31 January 2026 up to and including the date falling 14 days after the date of the Asset Sale and Purchase Agreement, in each case subject to certain adjustments, including but not limited to adjustments for changes in interest rates and an adjustment to reflect collections received and costs incurred from the date that new originations cease up to Closing in respect of the relevant part of the Portfolio (the "Consideration"). The Consideration will be settled in cash on the date of completion of the Disposal ("Closing") and is subject to a cap and certain post-Closing adjustments.

The financial terms and the Consideration were arrived at after a competitive auction process and arm's length negotiations and having taken into account the value of the component elements of the Portfolio and the reasons for the Disposal as set out below.

The Asset Sale and Purchase Agreement provides for the payment of a termination fee by the Purchaser to HSBC Australia in certain circumstances attributable to the Purchaser, and a reverse termination fee by HSBC Australia to the Purchaser in certain circumstances attributable to HSBC Australia.

Subject to compliance with applicable regulatory requirements and finalisation and execution of definitive financing agreements, members of HSBC Holdings and its subsidiaries (the "HSBC Group") are considering providing, on arm's length terms, senior financing (in respect of a substantial portion of the Consideration) to the Purchaser to fund its acquisition under the Disposal in the ordinary and usual course of business of the HSBC Group.

Conditions

The Disposal is subject to various conditions (the "Conditions") including, among others, (i) approval (or no objection) under the Foreign Acquisitions and Takeovers Act 1975 (Cth); (ii) the Treasurer of the Commonwealth of Australia (or their delegate) giving consent under section 63 of the Banking Act 1959 (Cth); (iii) waiver or clearance from the Australian Competition and Consumer Commission; and (iv) the legal titleholder obtaining the relevant relief from the Australian Securities and Investments Commission in respect of redraw and further advance under a line of credit facility.

From the date of the Asset Sale and Purchase Agreement until Closing, HSBC Australia, the Purchaser and the Servicer will cooperate to effect the migration of the Portfolio from HSBC Australia from Closing (the "Migration").

Closing

Closing is expected to occur in the first half of 2027, subject to the satisfaction (or waiver, where applicable) of the Conditions and the relevant parties being operationally ready to implement the Migration.

The long stop date under the Asset Sale and Purchase Agreement is 12 months from the date of the Asset Sale and Purchase Agreement, subject to extension as the parties may agree in writing (the "Long Stop Date"). If Closing has not occurred on or before the Long Stop Date either party may terminate the Asset Sale and Purchase Agreement, provided that the failure to close is not as a result of the terminating party's failure to comply with its obligations with respect to the satisfaction of the Conditions.

FINANCIAL IMPACT OF THE DISPOSAL

The outstanding balance of the Portfolio was AUD36 billion and AUD33 billion as at 31 December 2025 and 31 December 2024, respectively. Revenue from the Portfolio is generated primarily through contractual interest income with reference to the prevailing market interest rates for home loans in Australia.

The Disposal is expected to generate an immaterial loss of less than US$0.1 billion for HSBC Group by the first half of 2027.

The net proceeds received from the Disposal are expected to be used for general corporate purposes of the HSBC Group.

The remainder of HSBC Australia's retail business will be wound down in a phased manner over the next 18 months. Following this, HSBC Australia's Corporate and Institutional Banking, Asset Management and Private Banking businesses in Australia will be consolidated into The Hongkong and Shanghai Banking Corporation Limited Sydney Branch (the "HSBC Sydney Branch"), subject to regulatory approval, simplifying HSBC's entity footprint. HSBC expects to incur US$0.3 billion in associated restructuring costs and write-offs.

Following the Disposal and associated wind-down actions, including the internal transfer of HSBC Australia's remaining businesses and the potential disposal of the Residual Interests as described below, HSBC expects to recycle foreign currency translation reserve losses to the income statement, with no incremental CET1 impact. As at 31 March 2026, such reserve losses amounted to approximately US$0.3 billion.

All financial statement impacts associated with the Disposal, wind-down and potential disposal of the Residual Interests would be classified as material notable items[3].

US$	Estimate[4]	Expected timing of P&L impact
Portfolio value as at 31 March 2026	$24.9 billion
Estimated consideration[5]	$25.0 billion
Estimated costs and write-offs	$(0.2) billion
Estimated resulting pre-tax loss on portfolio sale	Immaterial (less than $(0.1) billion)	By 1H27
Estimated restructuring costs and write-offs on wind-down of retail business and internal transfer of remaining businesses	$(0.3) billion	2026-2027
Estimated recycling of FX reserve losses	$(0.3) billion[6]	By 2028 No incremental CET1 impact

Expected financial impacts and timings are based on the 31 March 2026 financial position of the Portfolio and the Business and management expectations and estimates, which may be subject to change.

REASONS FOR AND BENEFITS OF THE DISPOSAL AND FUTURE PLANS IN AUSTRALIA FOLLOWING THE DISPOSAL

The Disposal follows a strategic review of HSBC Australia's retail business and forms part of the ongoing simplification of the HSBC Group. HSBC Holdings is focused on increasing leadership and market share in areas where it has a clear competitive advantage and the greatest opportunities to grow and support its clients.

Australia remains an important part of HSBC Group's global network. HSBC Group will continue investing in and growing its Corporate and Institutional Banking franchise across Australia and New Zealand to support corporates, institutions, superannuation funds and innovative scale-ups with pursuing their domestic and offshore growth ambitions. HSBC will also continue to invest in and grow its Asset Management and Private Banking businesses, which will continue to operate in Australia.

Following the retail business wind-down and the internal transfer of HSBC Australia's remaining businesses, HSBC Australia will continue to hold, among others, certain securitisation-related roles relating to the Lion Series 2020-1/ 2022-1/ 2023-1/ 2024-1 Trust (the "Lion Trust") (together, the "Residual Interests"), which are unable to be transferred at Closing due to certain contractual and regulatory requirements.

It is contemplated that HSBC Group may dispose of certain of the Residual Interests in the future as part of the orderly transition of the Lion Trust arrangements. Since the remaining businesses of HSBC Australia would have been transferred to the HSBC Sydney Branch at the relevant time, such remaining businesses would not be impacted by such future disposal. An announcement in respect of such future disposal will be made if required by the applicable laws, rules and regulations. Customers will receive information from HSBC Group outlining the changes to the products held.

The board of directors of HSBC Holdings believes that the terms of the Disposal are fair and reasonable and in the interests of HSBC Holdings and the shareholders of HSBC Holdings taken as a whole.

INFORMATION ON THE PARTIES

A.   Information on HSBC Holdings, HSBC Australia and the HSBC Sydney Branch

HSBC Holdings, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide and operates in 56 markets across Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa.

HSBC Australia is an indirect wholly owned subsidiary of HSBC Holdings. Its principal business activity is banking, including the origination and servicing of residential home loans and personal loans in Australia.

The HSBC Sydney Branch is an existing branch of The Hongkong and Shanghai Banking Corporation Limited. Its principal business activities include corporate and institutional banking, private banking, trade finance, treasury and financial markets, global payments solutions, asset management and securities custody.

B.   Information on the Purchaser and the Servicer

The Purchaser is Virgo BidCo Pty Ltd, a company incorporated under the laws of Australia and is wholly owned by funds managed by affiliates of Blackstone and such funds are ultimately controlled by Blackstone. Blackstone is listed on the New York Stock Exchange (NYSE: BX) and is the world's largest alternative asset manager. Blackstone seeks to deliver compelling returns for institutional and individual investors by strengthening the companies in which the firm invests. Blackstone's over US$1.3 trillion in assets under management include global investment strategies focused on real estate, private equity, credit, infrastructure, life sciences, growth equity, secondaries and hedge funds.

The Servicer is listed on the Australian Securities Exchange (ASX: PPM) and is one of Australia and New Zealand's leading non-bank lenders. It was established in 2000 as a specialist residential home loan lender in Australia with a focus on providing innovative home loan solutions to customers. Today, the Servicer has a broad product offering including residential home loans, asset finance, commercial real estate and novated leases in Australia and residential home loans in New Zealand, as well as providing independent loan servicing for mortgages, asset finance and personal loans.

To the best of the directors of HSBC Holdings' knowledge, information, and belief, having made all reasonable enquiries, the Purchaser, the Servicer and their respective ultimate beneficial owners are third parties independent of HSBC Holdings and its connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules")).

IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE UK LISTING RULES FOR HSBC HOLDINGS

In view of a cap on the overall Consideration, the Disposal will constitute a disclosable transaction for HSBC Holdings, which is subject to reporting and announcement requirements, but is exempt from the shareholders' approval requirement under Chapter 14 of the Hong Kong Listing Rules. The transaction does not constitute a significant transaction under UK Listing Rule 7.

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman
† Independent non-executive Director

Media enquiries to:

pressoffice@hsbc.com                           +44 (0) 20 7991 8096

This announcement contains both historical statements and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements may be identified by the use of terms such as "expects", "targets", "believes", "seeks", "estimates", "may", "intends", "plan", "will", "should", "potential", "reasonably possible", "anticipates", "project", or "continue", variations of these words, the negative thereof or similar expressions or comparable terminology. HSBC Group has based the forward-looking statements on current plans, information, data, estimates, expectations and projections about, among other things, results of operations, financial condition, prospects, strategies and future events, and therefore undue reliance should not be placed on them. These forward-looking statements are subject to risks, uncertainties and assumptions about us, as described under "Cautionary statement regarding forward-looking statements" contained in the HSBC Holdings plc Annual Report on Form 20-F for the year ended 31 December 2025, filed with the Securities and Exchange Commission ("SEC") on 26 February 2026 (the "2025 Form 20-F") and 1Q26 Earnings Release, furnished to the SEC on Form 6-K on 5 May 2026 (the "1Q 2026 Earnings Release"). HSBC Group undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed herein might not occur. Investors are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates. No representation or warranty is made as to the achievement or reasonableness of and no reliance should be placed on such forward-looking statements. Additional information, including information on factors which may affect the HSBC Group's business, is contained in the 2025 Form 20-F and the 1Q 2026 Earnings Release.

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[1] As at 31 March 2026.
[2] AUD is converted to US$ at an exchange rate of AUD1:US$0.69.
[3] Material notable items are excluded from HSBC Holdings' dividend payout ratio target basis calculation.
[4] AUD is converted to US$ at an exchange rate of AUD1:US$0.69, where relevant.
[5] Reflects the contractual base amount, which remains subject to variable consideration terms.
[6] As at 31 March 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 31 July 2026
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